UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c)
THEREUNDER

____________________

NEVSUN RESOURCES LTD.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nevsun Resources Ltd.
(Name of Persons Filing Statement)

Common Shares, no par value*
(Title of Class of Securities)

64156L101
(CUSIP Number of Class of Securities)

Ryan MacWilliam
Chief Financial Officer
1750 - 1066 West Hastings Street,
Vancouver, British Columbia, Canada V6E 3X1
(604) 623-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Bob J. Wooder Blake, Cassels & Graydon LLP 595 Burrard Street, P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, BC V7X 1L3 Canada (604) 631-3330	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 United States (949) 451-3800

* Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholder Rights Plan of Nevsun Resources Ltd.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

The full text of the Directors’ Circular of Nevsun Resources Ltd., dated August 9, 2018 (the “Directors’ Circular”), is attached hereto as Exhibit 1.1, and is incorporated herein by reference.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on the cover page of the Directors’ Circular.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release, dated July 17, 2018

News release, dated August 9, 2018

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Nevsun Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

At the time of filing of this Schedule, Nevsun Resources Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D–9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2018

NEVSUN RESOURCES LTD.

By:	/s/ Ryan MacWilliam
Name:	Ryan MacWilliam
Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Directors’ Circular of Nevsun Resources Ltd., dated August 9, 2018
1.2	News release, dated July 17, 2018
1.3	News release, dated August 9, 2018